EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN ANNOUNCES FILING OF ANNUAL REPORT ON FORM 20-F FOR YEAR ENDED DECEMBER 31, 2012

DUBLIN, IRELAND -- Feb. 12, 2013 -- Elan Corporation, plc (NYSE: ELN) today announced the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2012. The Form 20-F is available on Elan's website at http://www.elan.com. Elan will provide to all holders of Elan securities, upon request and free of charge, a hard copy of our complete audited financial statements included in our Form 20-F.

About Elan Corporation, plc
Elan Corporation, plc is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Elan, please visit http://www.elan.com.

###